RECEIVED
2006 OCT 16 A 11:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06017444

2 October 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

SUPPL

Dear Sir

Nedcor Ltd

~~Nedbank Group Limited~~
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group Limited – repurchase of ordinary shares.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

PROCESSED
OCT 19 2006
THOMSON FINANCIAL

Jackie Katzin
Assistant Group Secretary

NEDBANK
GROUP

cc ***Jonathan K Bender, Esq***

10/17

OFFICE OF THE GROUP SECRETARY

Head Office 135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000

Tel +27 (0)11 294 9106 Fax +27 (0)11 295 9106 Website www.nedbankgroup.co.za

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Release Date: 2006/09/29 08:44:00 AM

Nedbank Group - Repurchase of ordinary shares

NED
Nedbank Group - Repurchase of ordinary shares
Nedbank Group Limited
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN: ZAE000004875
("Nedbank Group")

NEDBANK GROUP - REPURCHASE OF ORDINARY SHARES

1. Introduction

In terms of a general authority granted to Nedbank Group to repurchase its ordinary shares by special resolution passed by Nedbank Group shareholders at the annual general meeting on 4 May 2006 ("the general authority"), a maximum of 44 345 705 ordinary shares (being 10% of the issued share capital as at 20 March 2006) could be acquired.

2. Implementation

In terms of paragraph 11.27 of the JSE Listings Requirements, Nedbank Group announces that it has acquired, in the open market, a total of 13 395 776 ordinary shares, equivalent to 3,00% of the issued share capital at the time of the granting of the general authority (4 May 2006, 446 525 855 shares), for a total consideration of R1 471 438 119. The repurchases were carried out between 22 May 2006 and 30 June 2006, and between 24 August 2006 and 27 September 2006. The highest price paid was R116,04 per share and the lowest price paid was R100,50 per share, with an average price of R109,84.

The requirements of paragraph 5.72 of the JSE Listings Requirements have been complied with in repurchasing these shares.

All the shares have been repurchased by a subsidiary of Nedbank Group and are being held in the subsidiary company as treasury stock.

The extent of the authority outstanding is 30 949 929 ordinary shares, equivalent to 6,98% of the total issued share capital at 20 March 2006.

3. Source of funds

Repurchases to date have been funded from available cash resources and it is intended that all future repurchases will also be funded from available cash.

4. Opinion of the directors

The directors of Nedbank Group have considered the impact of the share repurchase and are unanimously of the opinion that:

4.1 Nedbank Group, and Nedbank Group and its subsidiaries ("the group"), will be able in the ordinary course of business to pay their debts for a period of 12 months from the date of this announcement.

4.2 The assets of Nedbank Group and the group will be in excess of their liabilities for a period of 12 months after the date of this announcement, as recognised and measured in accordance with the accounting policies used in the audited financial statements for the year ended 31 December 2005.

4.3 The ordinary share capital and reserves of Nedbank Group and the group will be adequate for ordinary business purposes for a period of 12 months from the date of this announcement.

4.4 The working capital of Nedbank Group and the group will be adequate for ordinary business purposes for a period of 12 months from the date of this announcement.

5. Effect on group earnings and net asset value

The financial effects of the Nedbank Group general repurchase on group earnings and net asset value are as set out below and are the responsibility of Nedbank Group"s directors. In calculating the financial

effects of the share repurchase , only those shares repurchased subsequent to 30 June 2006 (7 872 526 shares) have been included, as the shares repurchased prior to 30 June 2006 have already been included in the interim results for the six month period ended 30 June 2006.

	As at 30 June 2006 (cents)	Pro forma(1) (cents)	Change (%)
Basic earnings per share	577	583	1,0
Headline earnings per share	522	527	1,0
Fully diluted basic earnings per share	562	568	1,1
Fully diluted headline earnings per share	509	513	0,8
Net asset value per share	5 982	5 878	-1,7
Tangible net asset value per share	4 726	4 597	-2,7

(1) The pro forma financial effects ("Pro forma") are calculated on Nedbank Group"s group reviewed results for the period ended 30 June 2006, assuming:

- The accounting policies employed by Nedbank Group for the year ended 31 December 2005 have been applied in making these calculations.
- The headline earnings per share are based on the headline earnings per share for the 6 month period ended 30 June 2006, assuming that the Nedbank Group general repurchase was carried out on 1 January 2006.
- All the repurchases were financed by excess cash on hand on which interest was earned at an after tax rate of 5,06% per annum.
- The tangible net asset value per share is based on the net asset value per share for Nedbank Group on 30 June 2006 with investments at market value and net of goodwill, assuming that the Nedbank Group general repurchase was carried out on 1 January 2006.
- The calculations have been based on a weighted average number of shares in issue of 395,0m and a fully diluted weighted average number of shares in issue of 405,7m for the 6 month period ended 30 June 2006, assuming that the Nedbank Group general repurchase was carried out on 1 January 2006, (after consideration of the shares bought in after 30 June 2006).
- For the purposes of calculating the net asset value and tangible net asset value, it was assumed that the repurchases were carried out on 1 January 2006.

Sandton
29 September 2006
Sponsors
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital
Date: 29/09/2006 08:44:15 AM Produced by the JSE SENS Department